FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2012

Commission File Number: 001-12440

ENERSIS S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ESSENTIAL FACT

Enersis S.A.

Securities Registration Record N°175

Santiago, January 31, 2012

Ger. Gen. N° 18 / 2012

Mr. Fernando Coloma C.

Superintendent for Securities and Insurance Companies

Superintendence for Securities and Insurance Companies

Alameda 1449

Santiago, Chile

By hand

 Ref.: Notifies ESSENTIAL FACT

To whom it may concern:

Pursuant to articles 9 and 10, paragraph 2 of Law 18,045, and the provisions of General Norm 30 of the Superintendence, and in the exercise of the powers thus bestowed upon me, I hereby inform you of the following essential fact:

Enersis S.A. has recorded provisions related to assets of its Argentine subsidiaries, Empresa Distribuidora Sur S.A., and  Endesa Costanera S.A with an effect of CLP$ 106,750 million (one hundred and six thousand seven hundred and fifty million Chilean pesos) in Enersis S.A.’s results.

This has been recognized in Enersis’ Consolidated Financial Statements for the year ended December 31, 2011, as approved by the Board of Directors in its session held today.

Had the above adjustments not been taken, Enersis S.A.’s results would have been similar to those for the year ended December 31, 2010.

Sincerely,

Ignacio Antoñanzas A.

Chief Executive Officer

cc.:         Bolsa de Comercio de Santiago (Santiago Stock Exchange)

                Bolsa Electrónica de Chile (Chile Electronic Stock Exchange)

                Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange)

                Comisión Clasificadora de Riesgo (Risk Classification Commission)

                Banco Santander Santiago- Representante de Tenedores de Bonos (Bondholders Representative)

Depósito Central de Valores (Central Securities Depository)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Ignacio Antoñanzas Alvear
--------------------------------------------------

Title: Chief Executive Officer

Date: January 31, 2012